Section II: *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*	
(Check one)	[ ] Item 13A [ ] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a **separate Schedule B Page 1 for each affirmative response** in this section including any multiple responses to any item.
Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective.
When reporting a change or termination of an arrangement, enter the effective date of the change.

(Check one)	**[X] Item 13A** [ ] Item 13B [ ] Item 14 [ ] Item 15	
1	**Firm or Organization Name**	PRICEWATERHOUSECOOPERS AG
	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any)	
	Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*	BIRCHSTRASSE 160 ZURICH, SWITZERLAND, 8050
	Effective Date MM DD YYYY	04/30/2020
	Termination Date MM DD YYYY	n/a
	Individual Name	n/a
	CRD, NFA, and/or IARD Number (if any)	n/a
	Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	n/a
	Effective Date MM DD YYYY	n/a
	Termination Date MM DD YYYY	n/a

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

PRICEWATERHOUSECOOPERS AG IS APPOINTED AS AN AUDITOR FOR CREDIT SUISSE INTERNATIONAL.

(Check one)	[ ] Item 13A **[X] Item 13B** [ ] Item 14 [ ] Item 15	
2	**Firm or Organization Name**	THE BANK OF NEW YORK MELLON
	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any)	
	Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*	ONE WALL STREET,NEW YORK, NY/UNITED STATES,10286
	Effective Date MM DD YYYY	01/01/1900
	Termination Date MM DD YYYY	
	Individual Name	
	CRD, NFA, and/or IARD Number (if any)	
	Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	
	Effective Date MM DD YYYY	
	Termination Date MM DD YYYY	

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

PAYMENTS; SETTLEMENTS AND CUSTODY

(Check one)	[ ] Item 13A **[X] Item 13B** [ ] Item 14 [ ] Item 15	
3	**Firm or Organization Name**	EUROCLEAR BANK S.A./N.V
	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any)	
	Business Address *(Street, City, State/Country,*	1 BOULEVARD DU ROI ALBERT II

	Zip + 4 Postal Code)	BE, 1210 BRUXELLES
	Effective Date MM DD YYYY	01/01/1900
	Termination Date MM DD YYYY	
	Individual Name	
	CRD, NFA, and/or IARD Number (if any)	
	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	
	Effective Date MM DD YYYY	
	Termination Date MM DD YYYY	

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

SETTLEMENTS AND CUSTODY

(Check one)	[ ] Item 13A **[X] Item 13B** [ ] Item 14 [ ] Item 15	
4	**Firm or Organization Name**	**ICE CLEAR CREDIT, LLC**
	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any)	
	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	1 NORTH END AVENUE, NEW YORK, NY/UNITED STATES, 10282
	Effective Date MM DD YYYY	01/01/1900
	Termination Date MM DD YYYY	
	Individual Name	
	CRD, NFA, and/or IARD Number (if any)	
	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	
	Effective Date MM DD YYYY	
	Termination Date MM DD YYYY	

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

CLEARING

(Check one)	[ ] Item 13A [ ] Item 13B **[X] Item 14** [ ] Item 15	
1	**Firm or Organization Name**	**CREDIT SUISSE AG**
	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any)	NFA Id: 0453466 CIK: 0000824468 UIC/LEI: ANGGYXNX0JLX3X63JN86
	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	PARADEPLATZ 8, ZURICH, SWITZERLAND, 8001
	Effective Date MM DD YYYY	05/09/1989
	Termination Date MM DD YYYY	n/a
	Individual Name	n/a
	CRD, NFA, and/or IARD Number (if any)	n/a
	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	n/a
	Effective Date MM DD YYYY	n/a
	Termination Date MM DD YYYY	n/a

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary

CREDIT SUISSE INTERNATIONAL IS 100% OWNED AND CONTROLLED BY CREDIT SUISSE AG, AND ITS ULTIMATE PARENT IS CREDIT SUISSE GROUP AG.

(Check one)	[ ] Item 13A [ ] Item 13B **[X] Item 14** [ ] Item 15	

2	Firm or Organization Name	CREDIT SUISSE GROUP AG
	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any)	NFA Id #: 0456539 CIK#: 0001159510 UIC/LEI: 549300506SI9CRFV9Z86
	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	PARADEPLATZ 8, ZURICH, SWITZERLAND, 8001
	Effective Date MM DD YYYY	05/09/1989
	Termination Date MM DD YYYY	n/a
	Individual Name	n/a
	CRD, NFA, and/or IARD Number (if any)	n/a
	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	n/a
	Effective Date MM DD YYYY	n/a
	Termination Date MM DD YYYY	n/a

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary

CREDIT SUISSE INTERNATIONAL IS 100% OWNED AND CONTROLLED BY CREDIT SUISSE AG, AND ITS ULTIMATE PARENT IS CREDIT SUISSE GROUP AG.

(Check one)	[ ] Item 13A [ ] Item 13B [] Item 14 [X] Item 15

1	Firm or Organization Name	CREDIT SUISSE AG
	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any)	NFA Id: 0453466 CIK: 0000824468 UIC/LEI: ANGGYXNX0JLX3X63JN86
	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	PARADEPLATZ 8, ZURICH, SWITZERLAND, 8001
	Effective Date MM DD YYYY	05/09/1989
	Termination Date MM DD YYYY	
	Individual Name	
	CRD, NFA, and/or IARD Number (if any)	
	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	
	Effective Date MM DD YYYY	
	Termination Date MM DD YYYY	

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary

CREDIT SUISSE INTERNATIONAL IS 100% OWNED AND CONTROLLED BY CREDIT SUISSE AG, AND ITS ULTIMATE PARENT IS CREDIT SUISSE GROUP AG.

(Check one)	[ ] Item 13A [ ] Item 13B [] Item 14 [X] Item 15

9	Firm or Organization Name	CREDIT SUISSE GROUP AG
	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any)	NFA Id #: 0456539 CIK#: 0001159510 UIC/LEI: 549300506SI9CRFV9Z86
	Business Address (Street, City, State/Country, Zip + 4 Postal Code)	PARADEPLATZ 8, ZURICH, SWITZERLAND, 8001
	Effective Date MM DD YYYY	05/09/1989
	Termination Date MM DD YYYY	n/a
	Individual Name	n/a
	CRD, NFA, and/or IARD Number (if any)	n/a
	Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	n/a
	Effective Date MM DD YYYY	n/a
	Termination Date MM DD YYYY	n/a

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary

CREDIT SUISSE INTERNATIONAL IS 100% OWNED AND CONTROLLED BY CREDIT SUISSE AG, AND ITS ULTIMATE PARENT IS CREDIT SUISSE GROUP AG.